March 19, 2019

Christopher A. Lien
Chief Executive Officer
Marin Software Incorporated
123 Mission Street, 27th Floor
San Francisco, CA 94105

       Re: Marin Software Incorporated
           Registration Statement on Form S-3
           Filed March 14, 2019
           File No. 333-230275

Dear Mr. Lien:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Michael Brown, Esq.